SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN
BP LOWER 48 EMPLOYEE SAVINGS PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

Report of Independent Registered Public Accounting Firm

The Investment Committee
BP Corporation North America Inc.

We have audited the accompanying statements of net assets available for benefits of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, the BP DirectSave Plan, and the BP Lower 48 Employee Savings Plan (collectively referred to as the Plans) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, the BP DirectSave Plan, and the BP Lower 48 Employee Savings Plan at December 31, 2016 and 2015, and the changes in their net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, and the BP Lower 48 Employee Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 15, 2017

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BP Lower 48 Employee Savings Plan (Plan No. 100)
Investment in the BP Master Trust for Employee Savings Plans	$7,062,141	$26,771	$23,849	$1,184	$78,730
Notes receivable from participants	72,164	198	498	-	709
Net assets available for benefits	$7,134,305	$26,969	$24,347	$1,184	$79,439

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BP Lower 48 Employee Savings Plan (Plan No. 100)
Investment in the BP Master Trust for Employee Savings Plans	$6,851,974	$27,203	$21,447	$1,165	$40,686
Notes receivable from participants	83,745	368	447	-	314
Net assets available for benefits	$6,935,719	$27,571	$21,894	$1,165	$41,000

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BP Lower 48 Employee Savings Plan (Plan No. 100)
Additions of assets attributed to:
Participant contributions	$243,424	$-	$2,167	$-	$15,250
Company contributions	148,974	-	809	-	22,297
Rollover contributions	31,546	-	67	-	2,254
Interest on notes receivable	3,402	9	20	-	20
Net investment gain – BP Master
Trust for Employee Savings Plans	702,884	3,274	2,005	62	7,077
Total additions	1,130,230	3,283	5,068	62	46,898

Deductions of assets attributed to:
Distributions to participants	931,532	3,885	2,612	37	8,453
Administrative expenses	112	-	3	6	6
Total deductions	931,644	3,885	2,615	43	8,459

Net increase (decrease) in net assets during the year	198,586	(602)	2,453	19	38,439

Net assets available for benefits:
Beginning of year	6,935,719	27,571	21,894	1,165	41,000
End of year	$7,134,305	$26,969	$24,347	$1,184	$79,439

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLANS

The accompanying financial statements comprise employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, the BP DirectSave Plan and the BP Lower 48 Employee Savings Plan (the “Plans”) provides only general information.  Participants should refer to the applicable Plan document, Summary Plan Description and Investment Option Guide for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement.  The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust.  The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Workplace Services, LLC is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Head of Pensions and Benefits, Americas is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in ESP immediately upon the date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of ESP are also eligible.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service.  At December 31, 2016 and 2015, forfeited non-vested accounts totaled $51,972 and $7,925, respectively.  The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002.  On June 1, 2013, the Company divested the southern part of its U.S. West Coast fuels value chain which included the Carson refinery.  Currently, there are no active employees contributing to this plan due to the divestiture.

Under CAP, participants may contribute up to 27 percent of their base pay, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Participants’ pre-tax contributions, up to a maximum of 5 percent of eligible compensation, are matched each pay period by the Company at 160 percent. Participants are permitted to rollover amounts into CAP representing distributions from other qualified plans.

All contributions and earnings are immediately vested and non-forfeitable. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of Global Business Services Americas are eligible to participate in PSP immediately upon the date of hire. Effective November 1, 2016, salaried employees at the Company-operated retail locations are no longer eligible to participate in this Plan. They are now eligible to participate in the BP DirectSave Plan.

Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched each pay period by the Company.  Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.   Automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $357 and $0, respectively. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of age 21. Effective November 1, 2016, the age requirement is no longer applicable and salaried employees at Company-operated retail locations are eligible to participate in this Plan. Currently, there are no active employees contributing to the Plan.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of eligible compensation each pay period. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts occurs at 25 percent after two years of vesting service and 100 percent after three years of  vesting service. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $202,763 and $207,454, respectively. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

BP Lower 48 Employee Savings Plan

The BP Lower 48 Employee Savings Plan (“L48”) was established on January 1, 2015. Employees of the Company and its subsidiaries who are working in the Lower 48 business unit are eligible to participate in the Plan.  Participants were previously eligible to participate in ESP. Account balances may be moved from ESP to L48 at the participant’s direction.

Under L48, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched each pay period by the Company.   Participants are permitted to rollover amounts into L48 representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.  Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.  The amount available for conversion is the amount eligible for immediate distribution under the Plan rules and for rollover into an IRA.

The Company will contribute as soon as reasonably possible to the Master Trust a nonelective employer contribution each payroll period.  The contribution will be allocated to the account of each participant who is an active participant during such payroll period.  The amount for investment is equal to 7 percent of such participant’s compensation during such payroll period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in the nonelective and Company matching contribution accounts occurs with three years of vesting service. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $12,712 and $1. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Investment Options

Investment options offered under the Plans include target date funds, equity and fixed-income index funds, a short-term investment fund, a stable value fund (Income Fund) and the BP Stock Fund. Participants may change the percentage they contribute and the investment direction of their contributions daily. Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Administrative Expenses/Fund Management Fees

Except for fees related to the administration of participant loans and overnight delivery charges that are deducted from the applicable participant’s account, all reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the investment management fees.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, a participant may elect to receive his or her vested account balance in a lump-sum payment or in installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months. Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP, L48, CAP and PSP, the interest rate charged is determined by the Plan Administrator based on the prevailing rates charged on similar commercial loans.  Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of a plan termination, participants will become 100 percent vested in their Company matching contribution accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits. Benefits are recorded when paid.

New Accounting Pronouncement. In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting, (“ASU 2017-06”). ASU 2017-06 clarifies the presentation requirements for a plan’s interest in a master trust, and requires more detailed disclosures of a plan’s interest in a master trust. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is in the process of evaluating the impact of ASU 2017-06.

Investment Valuation. All investment assets held by the Master Trust (except for the stable value fund) are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 6 (Fair Value Measurements).

In connection with the stable value fund (Income Fund), the Master Trust invests in fully benefit-responsive investment contracts. See Note 5. The stable value fund is measured at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants.  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	July 1, 2016
CAP	May 25, 2017
PSP	April 19, 2016
DSP	April 19, 2016
L48	April 19, 2016

Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification. The Plan Administrator believes the Plans are being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plans, as amended, are qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market risks and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans. Participating plans include ESP, CAP, PSP, DSP and L48.  Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Benefit Responsive Investment Contracts. In connection with the stable value fund (Income Fund) investment option, the Master Trust enters into benefit responsive investment contracts. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The contracts provide for the payment of a stated interest crediting rate for a specified period of time.  The underlying assets are owned by the Master Trust.  Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in the interest crediting rate.  Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying assets, through adjustments to future interest crediting rates.  These adjustments generally result in contract value, over time, converging with the market value of the underlying assets.  Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets.  Interest crediting rates, which cannot be less than zero percent, are generally reset monthly.  The issuers of the contracts guarantee that all qualified participant withdrawals occur at contract value, subject to certain limitations described below.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default.  If the contract terminates due to a contract issuer default or if the market value of the underlying portfolio reaches zero, the contract issuer will generally be required to pay any excess contract value at the date of termination.  If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination.  Contract termination also may occur by either party upon election and notice.

Certain events may limit the ability of the Plan to transact at contract value with an issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant’s behavior in the investment option. At this time, management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

Plans’ Interest in Master Trust. As of December 31, 2016 and 2015, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2016	2015

ESP	98.185%	98.696%
CAP	0.372	0.392
PSP	0.331	0.309
DSP	0.017	0.017
L48	1.095	0.586
	100.000%	100.000%

The Plans do not have an undivided interest in the investments held in the Master Trust since each Plan’s interest is based on the account balances of the participants and their elected investment options. Each Plan’s beneficial interest in the underlying investment options does not vary significantly from each Plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2016 and 2015, and changes in net assets of the Master Trust for the year ended December 31, 2016, are as follows:

NET ASSETS
thousands of dollars

	December 31
	2016	2015
Investments at fair value:
BP ADS	$1,137,288	$990,564
Common/collective trust funds	5,614,091	5,381,989
Money market funds	51,587	157,328
Benefit responsive investment contracts at contract value	391,156	401,088
Total investments	7,194,122	6,930,969

Receivables:
Pending transactions	-	10,543
Securities sold	1,309	2,153
Dividends and interest	874	110
Total assets	7,196,305	6,943,775

Accounts payable:
Pending transactions	1,598	-
Accrued fees and other	2,032	1,300
Total liabilities	3,630	1,300

Net assets	$7,192,675	$6,942,475

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2016
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$260,841
Rollover contributions	33,867
Company contributions	172,080
Repayments of notes receivable and interest from participants	38,883
Net appreciation in fair value of investments	646,504
Interest, dividends and other	71,401
Total additions	1,223,576

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	940,600
Notes receivable from participants	30,046
Administrative expenses	127
Fund management fees	2,603
Total deductions	973,376

Net increase in assets during year	250,200

Net Assets:
Beginning of year	6,942,475
End of year	$7,192,675

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADS. BP American Depository Shares (“BP ADS”) are valued at quoted market prices.

Common/Collective Trust Funds. Common/collective trust funds are valued using the net asset value (“NAV”) provided by the administrator of the fund.

Money Market Fund. The Money market fund is valued at fair value using published market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2016 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,137,288	$-	$-	$1,137,288
Money market fund	51,587	-	-	51,587

Total investments, at fair value	$1,188,875	$-	$-	$1,188,875

Investments measured at NAV:
Short term investment fund (a)				$485,949
U.S. equity funds (b)				2,091,532
Non-U.S. equity funds (b)				317,415
U.S. bond funds (c)				444,437
Non-U.S. bond funds (d)				28,999
Target date funds (e)				2,245,759
Total investments, at NAV				5,614,091

Total				$6,802,966

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2015 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$990,564	$-	$-	$990,564
Money market fund	157,328	-	-	157,328

Total investments, at fair value	$1,147,892	$-	$-	$1,147,892

Investments measured at NAV:
Short term investment fund (a)				$396,797
U.S. equity funds (b)				1,976,475
Non-U.S. equity funds (b)				329,580
U.S. bond funds (c)				423,340
Non-U.S. bond funds (d)				26,417
Target date funds (e)				2,229,380
Total investments, at NAV				5,381,989

Total				$6,529,881

(a)
Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality.  Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required.  Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment fund.

(b)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

(c)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 15 days.

(d)
Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e)
Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments).  They are designed for participants who expect to retire in or close to the target year stated in each option’s name.  With the exception of the Target Date Retirement Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches.  Upon reaching the target year, the fund will be blended into the Target Date Retirement Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments.  Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

7.	RELATED PARTY TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper.  The BP Stock Fund holds investments in BP ADS. Purchases and sales of BP ADS during 2016 amounted to $286 million and $338 million, respectively. These transactions qualify as exempt party-in-interest transactions under ERISA.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP	L48
December 31, 2016

Net assets available for benefits as stated in the financial statements	$7,134,305	$26,969	$24,347	$1,184	$79,439
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,279	-	6	2	6
Net assets available for benefits as stated in the Form 5500	$7,136,584	$26,969	$24,353	$1,186	$79,445

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

	ESP	CAP	PSP	DSP	L48
December 31, 2015

Net assets available for benefits as stated in the financial statements	$6,935,719	$27,571	$21,894	$1,165	$41,000
Adjustment from contract value to fair value for fully benefit responsive investment contracts	2,552	1	6	2	3
Net assets available for benefits as stated in the Form 5500	$6,938,271	$27,572	$21,900	$1,167	$41,003

The following is a reconciliation of the Plans’ net increase (decrease) in net assets per the financial statements to the net income (loss) per the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP	L48
Year End December 31, 2016

Net increase (decrease) in net assets per the financial statements	$198,586	$(602)	$2,453	$19	$38,439
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2016	2,279	-	6	2	6
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2015	(2,552)	(1)	(6)	(2)	(3)

Net income (loss) per the Form 5500	$198,313	$(603)	$2,453	$19	$38,442

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

BP SELECTED EMPLOYEE SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan
(Plan No.001)

* Participant loans	4.25% - 10.5%	N/A	$72,164,377

BP Capital Accumulation Plan
(Plan No. 059)

* Participant loans	3.25% - 8.25%	N/A	$197,697

BP Partnership Savings Plan
(Plan No. 051)

* Participant loans	4.25% - 9.25%	N/A	$497,774

BP Lower 48 Employee Savings Plan
(Plan No. 100)

* Participant loans	4.25% - 4.50%	N/A	$708,611

* Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 15, 2017	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 15, 2017	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 15, 2017	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 15, 2017	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP LOWER 48 EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 15, 2017	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm

23(e)	Consent of Independent Registered Public Accounting Firm